FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _______    No  ____X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 2, 2007
2.	Press release dated May 3, 2007
3.	Press release dated May 7, 2007
4.	Press release dated May 8, 2007
5.	Press release dated May 9, 2007
6.	Press release dated May 9, 2007
7.	Press release dated May 17, 2007
8.	Press release dated May 21, 2007
9.	Press release dated May 23, 2007
10.	Press release dated May 29, 2007
11.	Press release dated May 29, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 31, 2007
ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

02 May 2007

Final Call for Papers for 2007 ARM Developers’ and Design Conference
WHAT: ARM invites your company to share its expertise in designing ARM® processor-based solutions at the only industry event exclusively for developers and system design engineers from all over the world who are using ARM Powered® devices and tools in their applications.

ARM is looking for speakers with compelling topics and dynamic presentation skills to share their strategies and best practices for developing advanced ARM Powered products.

This year’s conference is aimed at providing the attendees with a complete design curriculum on delivering the broadest level of market differentiation for their ARM technology-based design.  The conference will also provide tutorials and presentations on the latest trends, design strategies, tools and in-depth knowledge on how to maximize market differentiation for ARM IP-based products.  A variety of workshops, panel discussions, design centers and exhibitions will be offered.

Topics for presentations should align with one or more of the following themes: using ARM core IP, SoC and EDA; ARM processor-based tools and devices; or applications-specific solutions.

WHEN: May 15: Final deadline for abstract submissions.  www.arm.com/developersconference

WHERE:  ARM Developers’ and Design Conference, Santa Clara  Convention Center, Santa Clara, Calif., 2-4 October 2007

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia	Michelle Spencer	Nandita Geerdink
ARM	ARM	Text 100
+1 408 548 3172	+44 1628 427780	+1 415 593 8457
claudia.natalia@arm.com	michelle.spencer@arm.com	naarm@text100.com

Item 2

03 May 2007

ARM Demonstrates Expertise in Mobile and Embedded Technology at the 2007 JavaOne Conference

WHAT: ARM will join several industry-leading companies at the 2007 JavaOne Conference in exploring the advances, issues and opportunities facing Java-focused developers, system integrators and business executives. The panels and presentations will address the latest topics at the forefront of Java technology.

Joint Motorola Demonstration and Developer Support

ARM will lend its market and technical expertise to JavaOne attendees at Motorola’s MOTODEV booth, located at booth number 1102.  ARM will provide demonstrations to developers producing Java applications for Motorola mobile phones incorporating the ARM® Swerve software. JavaOne attendees will be able to see the Swerve 3D graphics engine running on the latest Motorola phones, including the MOTOMING, device of the show, and discuss techniques to get the best 3D performance for their applications.

Architecture and Implementation of Multi-tasking Java ME Systems

The Birds-of-a-Feather panel will feature representatives from ARM, Nokia, Sun and Telus who will discuss current issues around multi-tasking in Java Platform, Micro Edition (Java ME) systems.  Of interest to applications developers and those working with the mobile and embedded communities, participants will draw on their real-world experiences to explain the key issues multi-tasking Java is solving for handset vendors and carriers.

By looking at some of the technical issues in deploying Multi-tasking Virtual Machines (MVM), the panel will show developers how they can take advantage of multi-tasking Java and the issues they need to be aware of. ARM will give insight from extensive work with a number of handset vendors, carriers, software and silicon Partners to understand the role Java is playing in delivering IMS services on mass market devices today and the possibilities a multi-tasking Java environment will open to developers in the future.

WHEN: Tuesday – Friday, May 8 – 11, 2007
• “Architecture and Implementation” Birds of a Feather Panel – Tuesday, May 8, 8:00 p.m. - 8:50 p.m. PDT, Esplanade 303.
• Motodev Booth Demonstrations, Tuesday, May 8, 11:30 a.m. – 8:30 p.m. PDT, booth number 1102.

WHERE: JavaOne 2007 – Moscone Center, San Francisco, Calif., USA

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS -

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia	Michelle Spencer	Nandita Geerdink
ARM	ARM	Text 100
+1 408 548 3172	+44 1628 427780	+1 415 593 8457
claudia.natalia@arm.com	michelle.spencer@arm.com	naarm@text100.com

Item 3

07 May 2007

New ARM Jazelle Technology Software Raises the Performance Bar of Mobile Multimedia Applications Using Java

Industry exceeds 250 million Java-enabled device shipments using ARM Java acceleration technology

WHAT: ARM announces a new, industry-leading product, the ARM® Jazelle® MobileVM for enhanced Java acceleration on mobile handsets.  As a result of ARM’s continued commitment to improving performance, Jazelle MobileVM technology introduces up to a 40 percent increase in performance of mobile Java applications such as games and video.  In addition, Jazelle MobileVM technology offers advances in on-target debug, enabling developers to quickly debug applications on production handsets.  It also allows network operators and handset vendors to easily customize the technology for their developer communities, bringing new services and features to the mass market faster and at a lower cost.

This new product underscores ARM’s momentum in the Java market with JBenchmark ACE  detecting eight out of the top ten performing Java handsets and the top five handset vendors shipping handsets using Jazelle DBX technology. This is evidenced by the growing adoption rate of its Swerve 3D graphics and Jazelle Java acceleration technologies in mobile and emerging technology markets.

ARM also announces the following new licensees for its Java and 3D graphics software:

ACCESS Co. Ltd., a global provider of advanced software technologies to the mobile and beyond-PC markets, is a new licensee leveraging Jazelle Java Technology Enabling Kit (JTEK™) technology to deliver up to four times increased performance on i-Mode enabled handsets.

Pantech, one of Korea’s top three mobile handset makers, is a new licensee of ARM Swerve software for use in feature-phone handsets, making the handsets compatible with a large catalog of 3D Java games. Working with key industry Partners, ARM is addressing future market demands with new licensees and design wins from existing ARM Partners such as:

Aplix, the global leader in deploying Java technology in mobile devices and the first licensee to integrate ARM Jazelle JTEK software, shipped on more than 12 million Jazelle-enabled devices in 2006 alone, deploys Swerve software to its leading handset customers worldwide and is now working closely with ARM on the integration and development of the latest Jazelle software into JBlend.

Innaworks, a leading optimization expert for mobile applications, is working with ARM to enable developers to optimize standard Java games and other innovative applications for Jazelle technology-enabled mobile devices. ARM has tested its mBooster optimization suite with results of up to 20% performance improvement with a 40% code reduction.

Oxford Semiconductor, a global leader in connectivity technology, is doubling performance using Jazelle JTEK technology for network attached storage in USB disks for digital content such as photos and videos.

Samsung, a global leader in semiconductor, and digital media technologies, leveraged the ARM Jazelle technology to launch the first commercial Blu-Ray DVD player in the world.

WHEN: Tuesday – Friday, May 8 – 11, 2007.

WHERE: JavaOne 2007 – Moscone Center, San Francisco, Calif., USA

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS -

ARM and Jazelle are registered trademarks of ARM Limited.  JTEK is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia	Michelle Spencer	Nandita Geerdink
ARM	ARM	Text 100
+1 408 548 3172	+44 1628 427780	+1 415 593 8457
claudia.natalia@arm.com	michelle.spencer@arm.com	naarm@text100.com

Item 4

08 May 2007

ARM Java and Graphics Acceleration Technology Licenses to be Transferred to Sun Microsystems via Acquisition of SavaJE Technologies

WHAT: ARM announces that Sun Microsystems, a member of the ARM Connected Community, has licensed its Java and graphics acceleration as a part of Sun’s recent acquisition of the assets of SavaJE Technologies. The planned acquisition further expands Sun’s partnership with ARM and will enable the company to use ARM® technology to deliver vertical solutions targeted for high-performance multimedia and converged devices.

Under the agreement, ARM has transferred its Java and graphics licenses from SavaJE to Sun, which will include the ARM Swerve Client software, and ARM Jazelle® Java Technology Enabling Kit (JTEK™).

Swerve Client software - A high-performance implementation of the Java Mobile 3D Graphics (M3G) API, making devices compatible with a large catalog of 3D Java games.

Jazelle JTEK – Comprises the highly optimized support code and documentation that are required to integrate Jazelle DBX technology into a virtual machine and operating system.

This new collaboration will strengthen Sun’s solutions for the emerging generation of converged devices, enabling Sun to take advantage of a Jazelle JTEK technology-enabled JVM and Swerve 3D engine to deliver a high performance, proven and scaleable solution for the home and mobile markets.

For additional information regarding ARM’s embedded graphics solutions and Jazelle technology visit: http://www.arm.com/products/esd/multimediagraphics_home.html

WHEN: Tuesday – Friday, May 8 – 11, 2007

WHERE: JavaOne 2007 – Moscone Center, San Francisco, Calif., USA

WHO: ARM designs the technology that lies at the heart of advanced digital    products, from wireless, networking and consumer entertainment solutions   to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories,    peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS -

ARM and Jazelle are registered trademarks of ARM Limited. JTEK and VTK are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 996 4141

Claudia Natalia	Michelle Spencer	Nandita Geerdink
ARM	ARM	Text 100
+1 408 548 3172	+44 1628 427780	+1 415 593 8457
claudia.natalia@arm.com	michelle.spencer@arm.com	naarm@text100.com

Item 5

09 May 2007

VeriSilicon and ARM Extend Partnership to Further Address Advanced Consumer and Networking SoC Designs

Expanded relationship to also further VeriSilicon SoC Application Platform for key vertical segments

SHANGHAI, CHINA AND CAMBRIDGE, UK – May 9, 2007 - VeriSilicon Holdings Co., Ltd. (VeriSilicon) and ARM [(LSE:ARM); Nasdaq:ARMHY}], today announced that Verisilicon has licensed the ARM926EJ-S™ processor. In addition to offering the ARM922TTM processor and the ARM7TDMI® processor, the licensing agreement extends VeriSilicon’s ARM926EJ-S processor-based current offering to fully synthesizable capabilities and configurable cache systems, as an ARM® Approved Design Center.  It also further strengthens VeriSilicon ASIC Turnkey Design capability in consumer electronics applications such as audio/video, voice and multimedia.

With this agreement, VeriSilicon will be able to directly provide customers ARM® technology-based designs for any foundry/process node.

VeriSilicon is a fabless ASIC design foundry focusing on providing best-in-class vertical platform solutions, system knowledge and services to help SoC customers go from chip specification to production.  Customers can choose from a number of VeriSilicon design services such as chip specification, system software development, front-end and back-end design, and manufacturing services for a wide range of foundries.   In addition to accessing the ARM7™ and ARM9™ family microprocessors, customers can also choose from VeriSilicon’s V.Blox IP Library a rich, complementary assortment of IP products and services such as DSP offerings as well as high speed PHYs, analog and mixed-signal functional blocks for their SoC needs.

“VeriSilicon’s extensive SoC offerings and advanced design capabilities will provide our customers and Partners significant product performance advantages across a wide range of devices,” said Jun Tan, president of ARM China.    “With this agreement, VeriSilicon will be able to increase its already large momentum in securing complex designs for high-growth markets such as mobile, consumer, and networking.”

“We are very excited to expand our partnership with ARM and look forward to integrating these technologies as a part of our SoC platform offerings,” said Dr. Wayne Dai, president & CEO of VeriSilicon.  “By offering a complete range of ARM processors in our ASIC Turnkey Services, VeriSilicon can address the most challenging product need and provide ultra-competitive solutions at low cost and reduced risk.”

About VeriSilicon
VeriSilicon Holdings Co., Ltd (“VeriSilicon”) is a fast growing silicon solutions company providing products and services that enable customers to meet their chip design objectives, accelerate development programs and deliver market proven silicon products - on time and at lower cost. VeriSilicon specializes in providing expert design services, market leading ZSP® licensable cores and platforms, industry standard semiconductor IP and scalable ASIC turnkey services across a broad range of application markets, including multimedia, voice and wireless communications. VeriSilicon has design, operation and sales and support offices in Santa Clara, California, Dallas, Texas, Shanghai and Beijing, China, Taipei, Taiwan, Tokyo, Japan, Nice, France and Seoul, Korea.

For more information, visit www.verisilicon.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM9, ARM922T and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Item 6

09 May 2007

ARM To Present Two Papers at Microprocessor Forum 2007

WHAT: ARM will be presenting two papers at this year’s Microprocessor Forum providing attendees with the first opportunity to hear the technical details of two new product innovations.

WHO: John Goodacre, Program Manager, Multiprocessing, ARM, will be presenting "ARMv7 Architecture Receives Multi-processor Extensions” which will be the first disclosure of new extensions to the ARMv7 architecture that form the basis for future ARM multi-processors. This presentation will also explore the fundamental requirements of multi-processor systems and reviews existing hardware and software implementations.

Ian Devereux, Director of Technology, Processor Division, ARM will also present a paper entitled "A New ARM Processor for Synthesis on FPGA”, providing an overview of the technology applied to enable the creation of an ARM processor designed for synthesis on FPGA.

WHERE/WHEN: Microprocessor Forum will take place 22 – 23 May, 2007 at the Doubletree Hotel, in San Jose, California.  Both ARM papers will be presented in the afternoon on Wednesday 23 May.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Microprocessor Forum
Microprocessor Forum is configured to both educate engineers and showcase the latest product announcements. Every presentation made at Microprocessor Forum describes challenges encountered by chip designers and outlines the real world solutions that were implemented to overcome those challenges.  Every session is developed to address the primary concerns of OEM and SoC designers today.  Presentations are solicited and hand picked by In-Stat’s analysts to provide marketing-free, quantitative technical information geared toward both educating engineers and showcasing the latest product announcements.  In its 18th year, Microprocessor forum delivers on technical content, unprecedented networking and real world solutions to the challenges that face today’s design engineers.

In-Stat is proud to present Fall Microprocessor Forum 2006 – check it out online at:
http://www.in-stat.com/FallMPF/06

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Nandita Geerdink
Text 100
+1 415 593 8457
naarm@text100.com

Item 7

17 May 2007

Phoenix Microelectronics Licenses ARM7TDMI Processor For Megaflash SIM Card SoC

Emerging fabless company in China brings advanced SoC into production via ARM DesignStart Program

CAMBRIDGE, UK - May 17, 2007 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Phoenix Microelectronics (China) Co., Ltd., an emerging local fabless design company in China, has licensed the ARM7TDMI® processor through the ARM® Foundry Program. Available immediately, the company’s new SoC is designed for megaflash SIM card applications, and has already been endorsed by local operators in China. Phoenix Microelectronics started its ARM technology-based design via the ARM DesignStart™ Program, and is now bringing its proven R&D success to market.

Since its launch in April 2005, the ARM DesignStart Program has enabled many Chinese startups, as well as small- and medium-sized fabless companies, to evaluate ARM processors for use in designs prior to obtaining a full ARM Processor Foundry Program license. By leveraging silicon-proven implementations of ARM processors on specific foundry processes, fabless companies can complete their designs with reduced risk and accelerated time-to-market. The ARM DesignStart Program also reduces financial barriers to entry, as qualifying customers can postpone paying the full commercial licensing fee until their designs are completed, tested and ready for production. The DesignStart program now includes the popular ARM926EJ™ processor, in addition to the ARM7TDMI processor.

“The ARM7TDMI processor is an ideal foundation for low-power, high-performance, small-footprint SoCs. Through the ARM DesignStart Program, we have had a head start in developing an SoC designed to support advanced SIM card applications, an area where we are seeing growing operator demand,” said Yan-Hui Yang, chief technical inspector, Phoenix Microelectronics. “The ARM DesignStart Program enabled us to significantly reduce our capital pressure and risk, and focus on developing an innovative product. Silicon-proven ARM technology and manufacturer support from local foundries have shortened the design cycle and helped us bring our new product to market quickly.”

The Phoenix Microelectronics SoC for mobile SIM card applications provides advanced functionality, high performance, and high storage capacity, and has been well received by local operators in China. As the only component in mobile handsets fully owned by operators, the SIM card is the optimal place to store tailored applications and content which can generate increased revenue by driving consumers to use data services more frequently.

“With the ARM DesignStart Program, we are dedicated to helping emerging Chinese fabless companies develop advanced digital applications and achieve commercial success through breakthrough innovations,” said Dr. Jun Tan, president, ARM China. “Now featuring both the ARM7TDMI and ARM926EJ processors, and aligned with the ARM Foundry Program, the ARM DesignStart Program enables Chinese fabless companies to reduce risk, accelerate time-to-market and protect their design investments – positioning them for success in an increasingly competitive marketplace.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. DesignStart and ARM926EJ are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com	Dong Chen Text 100 +86 21 6426 3989 dong.chen@text100.com.cn

Item 8

21 May 2007

Broadcom Licenses ARM® Cortex™-M3 Processor For Next-Generation Wireless Applications

ARM Cortex-M3 processor reduces power consumption and size of Broadcom’s future Bluetooth® SoC designs

CAMBRIDGE, UK – May 21, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Broadcom Corporation has licensed its ARM® Cortex™-M3 processor to integrate into next-generation wireless and networking solutions. This multiple-use licensing agreement will assist in the development of advanced Broadcom Bluetooth® products. Broadcom’s license of the ARM Cortex-M3 processor for future wireless SoC designs will help deliver a smaller, lower power and more cost effective platform refined to the specific needs of emerging Bluetooth applications and products.

Robert A. Rango, Group Vice President and General Manager of Broadcom’s Wireless Connectivity Group stated:  “The superior code density of the ARM Cortex-M3 processor enables a reduced memory footprint while delivering significant performance advantages over existing designs.”

The Cortex-M3 processor specifically targets the low cost requirements of a broad range of markets and applications, including wireless applications such as WLAN and Bluetooth, where memory and processor size significantly impact device costs. The Cortex-M3 processor, with multiple technologies to reduce memory use, delivers an ideal platform to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit designs.

“Broadcom has long been an innovator in the wireless space, creating groundbreaking solutions enabling the delivery of innovative content in the home, office and on-the-move,” said Graham Budd, executive vice president and general manager, Processor Division, ARM. “By combining Broadcom’s industry-leading wireless expertise, with the ARM Cortex-M3 processor, Broadcom has the building blocks for a compelling solution, tailored to the specific demands and rigors of the evolving consumer electronics market.”

In addition to substantially reducing memory and power requirements, the Cortex-M3 processor also delivers exceptional processing capability utilizing the recently introduced Thumb®-2 instruction set architecture. This performance, together with enhanced data manipulation instructions and industry-leading interrupt handling makes the processor ideal for a wide array of deeply embedded applications stretching from cost sensitive microcontrollers to complex ASICs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM and Thumb are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 208 846 0727 londonarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 Michelle.spencer@arm.com

Claudia Natalia ARM +1 408 548 3172 Claudia.natalia@arm.com

Item 9

23 May 2007

Broadcom to Bring ARM Cortex-A8 to Powerful VideoCore Mobile Media Product Line

ARM Cortex-A8 Processor to be Combined with Broadcom’s Leading VideoCore® Architecture to Deliver the Most Advance Mobile Multimedia Devices

CAMBRIDGE, UK – May 22, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Broadcom Corporation has licensed the ARM® Cortex™-A8 high-performance processor, along with supporting ARM IP products for integration into a range of mobile and consumer products.  The Cortex-A8 processor has been chosen by Broadcom to deliver the performance that will be required in the next generation of mobile computing products.  Advanced mobile and consumer applications require intensive, efficient computation power for networking, media, and accessing the latest Web 2.0 services.  This high performance is required while maintaining low power consumption and meeting the cost points which consumers demand.

Broadcom will combine the Cortex-A8 with its industry leading VideoCore multimedia technology.  VideoCore is a flexible multi-media acceleration technology used for high performance and very low power 2D/3D graphics, imaging, video and audio processing.  The flexible nature of VideoCore enables rapid porting and support for ever changing Internet codecs and multimedia technologies.

“The needs of today’s mobile and consumer devices are expanding rapidly and will be required to provide an astonishing user experience that spans Web2.0, gaming, picture taking and long play audio/video” said Mark Casey, Vice President and General Manager of Broadcom’s Mobile Multimedia Business Unit. “The powerful combination of Broadcom’s industry leading VideoCore multimedia performance and Cortex-A8 industry leading power/performance will deliver outstanding advantages in our next generation devices.”

“We see a strong tendency among Partners such as Broadcom, to develop high-performance ARM technology-based platforms that can be used in leadership mobile platforms,” said Graham Budd, executive vice president and general manager, Processors, ARM. “The Cortex-A8 processor provides the cutting-edge performance to enable dynamic, secure, consumer-centric features, unlocking the potential of devices including high-end smartphones. The ARM ecosystem includes broad support of Open Operating Systems and third party applications, enabling an advanced mobile internet experience.”

The Cortex-A8 processor is capable of providing over 2000 DMIPS of processing power and equipped with ARM TrustZone® security technology and also incorporates Jazelle®-RCT technology for efficient execution of Java and other execution environments such as Microsoft .NET. The processor is also fault-tolerant, a key requirement in the networking arena.

In addition to its robust processing power, the Cortex-A8 processor is fully supported by the ARM RealView® Development Suite enabling OEMs to deliver rich content to Linux-based devices that fully exploit the high-performance Cortex-A8 processor with significantly reduced memory footprint. The ability to seamlessly build Linux application libraries with the compilation tools in the RealView Development Suite enables developers to maximize the performance of key elements of their code base, ultimately providing end customers with highly responsive Linux devices that have an exceptionally long battery life.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, Jazelle, TrustZone and AMBA are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex, CoreSight, ARM1176JF-S, Advantage, NEON, IEM and AXI are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc. Broadcom® and VideoCore® are among the trademarks of Broadcom Corporation and/or its affiliates in the United States, certain other countries and/or the EU.

Contact Details:
ARM PRESS OFFICE: +44 208 996 4141

Haran Ramachandran
Text 100
+44 208 996 4164
londonarm@text100.co.uk

Michelle Spencer
ARM
+44 1628 427780
Michelle.spencer@arm.com

Item 10

29 May 2007

LG and ARM Develop New Digital-To-Analog Converter Technology For US 2009 TV Switchover

LG Electronics selects ARM9E™ family processor to form the basis of its future digital set-top box products

SEOUL, KOREA AND CAMBRIDGE, UK –  May 11, 2007 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced that LG Electronics Inc., a global leader and technology innovator in consumer electronics with 2006 global sales of $38.5 billion, has licensed the ARM926EJ-S™ processor for its new line of digital set-top boxes.

“The US analog cut-off presents a window to drive a fresh wave of consumer electronics devices into the home, powered by the demand for advanced TV-based services,” says Choi Seung-Jong, vice president, Digital TV Lab, LG Electronics. “ARM’s technology provides us with the flexibility we need to design set-top box solutions which enabled us to offer the US market a breadth of products which can fully take advantage of this opportunity.”

The latest agreement expands LG’s portfolio of ARM® technology and services which includes the previously licensed ARM1022E™ processor. The new line of set-top box products from LG Electronics will take advantage of ARM Jazelle® Java acceleration technology included in the ARM926EJ-S processor, as well as the enhanced DSP capabilities available with the ARMv5TEJ instruction set, and will focus on the lucrative US digital TV market which will be the primary TV transmission standard as of 2009.

“ARM’s long-standing partnership with LG has helped to enable the adoption of this new set-top box targeted at the US digital transition,” said Ian Drew, vice president, Segment Marketing, ARM. “The range of ARM processor-based technology in this new, low cost set-top box has enabled LG to be one of the leaders in the switch over to all-digital broadcast. This agreement further demonstrates ARM’s continued momentum in the consumer market.”

About LG Electronics
LG Electronics, Inc. (KSE: 066570.KS) is a global leader and technology innovator in consumer electronics, home appliances and mobile communications, employing more than 82,000 people working in over 111 operations including 81 subsidiaries around the world. Comprising four business units -- Mobile Communications, Digital Appliance, Digital Display and Digital Media with 2006 global sales of US $38.5 billion -- LG Electronics is the world’s largest producer of CDMA handsets, air conditioners, optical storage products, DVD players and home theater systems.

For more information, please visit www.lge.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM9, ARM926EJ-S and ARM1022E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

ARM PRESS OFFICE: +44 208 996 4141

Haran Ramachandran Text 100 +44 208 846 0727 Haran.ramachandran@text100.co.uk	Michelle Spencer ARM michelle.spencer@arm.com +44 1628 427780

Claudia Natalia ARM +1 408 548 3172 Claudia.natalia@arm.com

Item 11

29 May 2007

ARM Participates on Distinguished Panels and Technical Sessions at DAC 2007

WHAT: ARM will contribute its insights in business, system-level and embedded issues by participating on a series of distinguished panels and technical sessions at this year’s 44th Annual Design Automation Conference (DAC) in San Diego.

ARM will address key industry topics including: IP design reuse; design methodologies for tomorrow’s disruptive consumer devices; tools and support for multi-core designs; and the topic of IP exchange between IP and EDA vendors.

Monday, June 4, 2007, 3:15-4:00 p.m. PDT
San Diego Convention Center, Booth #6360
Just Who Is Providing the IP? (Pavilion Panel) - The market for IP has not grown to its full potential. The restraining factor is that the design community still develops its own standards-based IP rather than reusing what is commercially available. When time to market is so important, why is this? Mike Muller, chief technology officer, ARM, will participate in this informative debate.

Monday, June 4, 2007, 4:15-5:00 p.m. PDT
San Diego Convention Center, Booth #6360
Anticipating the Next Killer App: Is There an iPhone in Your Future? (Pavilion Panel) - Vojin Zivojnovic, vice president, Worldwide OEM Sales, ARM, will share his outlook regarding the planning, processes and decisions involved in creating the next disruptive device in consumer electronics.

Wednesday, June 6, 2007, 4:30-6:30 p.m. PDT
San Diego Convention Center, Session 35, Room #6A
Corezilla: Build and Tame the Multicore Beast (Technical Session) - Christopher K. Lennard, director of strategic marketing, System Design Division, ARM, will join industry pundits to discuss the roadmap for multi-core SoC designs, and the system design and software development tools available to support them.

Thursday, June 7, 2007, 4:30-6:00 p.m. PDT
San Diego Convention Center, Session 53, Room #6A
IP Exchange - I'll Show You Mine if You'll Show Me Yours - (Technical Session) - John Goodenough, director of design technology, ARM, will join the discussion between IP and EDA vendors and semiconductor designers about the future of data models, integrating intellectual property and defining standards.

WHEN: Monday – Friday, June 4–8, 2007

WHERE: 44th Design Automation Conference (DAC) San Diego Convention Center, San Diego, Calif.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions   to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

- ENDS -

CONTACT DETAILS:
ARM PRESS OFFICE: +44 208 996 4141

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Claudia Natalia
ARM

+1 408 548 3172
claudia.natalia@arm.com

Nandita Geerdink
Text 100
+ 1 415 593 8457
nathaliez@text100.com